Exhibit 10.9

November 13, 2012

Dr. Charles Morris

16 William Beaser Drive

Garnet Valley, PA 19060

Dear Charlie:

I am delighted to offer you the full-time position of Executive Vice President and Chief Development Officer at ImmunoGen, Inc. (“ImmunoGen” or the “Company”).  Upon commencement of your employment, which shall be no later than November 26, 2012, you will initially be paid at a bi-weekly rate of $16,346.16, which annualized equals $425,000.00 per year, less applicable federal, state and/or local payroll and withholding taxes.  In addition to your annual salary, subject to the terms of this letter, ImmunoGen will pay you a sign-on bonus in the amount of $250,000 (the “Sign-On Bonus”), which will be paid to you in conjunction with your first salary payment following your date of hire.

In addition, you will be eligible for a discretionary annual bonus of up to forty percent (40%) of your annual salary.  Your bonus for this fiscal year ending June 30, 2013 will be prorated from the date of hire.  Each year following, bonuses are at the discretion of the Board of Directors, and are based on Company and individual performance.

Also in consideration of your employment by the Company, I will recommend to the Compensation Committee, for their approval, (a) the grant of a stock option award covering 200,000 shares of our common stock under the Company’s 2006 Employee, Director and Consultant Equity Incentive Plan (the “2006 Plan”) and (b) the grant of a restricted stock award covering 50,000 shares of our common stock under the 2006 Plan.  Both these awards will vest at a rate of one-quarter of the shares covered by the respective award per year over four years beginning on the first anniversary of the date of grant, which will be your first date of employment with ImmunoGen.  The per share exercise price for the option award will be the closing sale price of our shares as reported on NASDAQ on the date of grant.

In addition, you can expect to receive, subject to the approval of the Compensation Committee, and in conjunction with the Company’s annual equity awards to employees generally in July or August 2013, the grant of a stock option award under the 2006 Plan in the range of 100,000 to 125,000 shares, pro-rated to reflect the length of your employment during our fiscal year 2013.  This award will vest at a rate of one-third of the shares covered by the award per year over three years beginning on the first anniversary of the date of grant, and the per share exercise price of this option award will be the closing sale price of our shares as reported on NASDAQ on the date of grant.  In subsequent years you can expect to receive, subject to the approval of the Compensation Committee, annual equity awards similar to those granted to other senior executives of comparable status.

As a member of the executive management, you will be eligible for a severance arrangement that, under certain circumstances, will provide you with certain benefits in the event of a change of control of the Company, as set forth in the form of Change in Control Severance Agreement (the “Change in Control Severance Agreement”) accompanying this letter.

You will also be entitled to participate in the Company’s benefit plans to the same extent as, and subject to the same terms, conditions and limitations as are generally applicable to, full-time employees of ImmunoGen of similar rank and tenure.  These benefits currently include at this time paid vacation time, life, health, dental and disability insurance.  With respect to your annual vacation allotment, however, you will immediately be eligible to accrue, monthly, up to four (4) weeks of paid vacation per year, of which 10 days can be rolled over from year to year.  For a more detailed understanding of the benefits and the eligibility requirements, please consult the summary plan descriptions for the applicable programs, which will be made available to you upon request.  Please note that your compensation and or benefits may be modified in any way, at any time, by ImmunoGen at its sole discretion, with or without prior notice, to the extent any such modification affects similarly situated ImmunoGen executives in the same manner.

Your duties as an employee of the Company shall be as determined by me in consultation with you.  You agree to devote your best efforts during all business time to the performance of such responsibilities and you will not perform any professional work outside your work for the Company without pre-approval from the Company.

ImmunoGen is required by the Immigration and Naturalization Service to verify that each employee is eligible to work in the United States.  To that end, a list of acceptable forms of identification is attached.  Please bring with you one item on List A, or a combination of one item on List B and List C.

In addition, your offer of employment is contingent upon the successful completion of a general background and reference check and drug test.  As such, please complete the enclosed authorizations and other required forms.

While we anticipate that our relationship will be a long and mutually rewarding one, your employment, of course, will be at will, terminable by either you or the Company at any time.  In this regard, you will be eligible for a severance arrangement that, under certain circumstances, will provide you with certain benefits if your employment is terminated by the Company without cause in circumstances where your Change in Control Severance Agreement would not apply, as set forth in the form of Employment Agreement accompanying this letter.

If, within 24 months of your date of hire, you terminate your employment with the Company (other than by reason of death or disability), or your employment is terminated by the Company for Cause (as such term is defined in your Employment Agreement), you will promptly reimburse ImmunoGen for a portion of your Sign-On Bonus equal to the product of (a) $250,000, multiplied by (b) a fraction, the numerator of which is 730 minus the number of days from date you start employment with ImmunoGen to the effective date of termination of your employment, and the denominator of which is 730.

On your first day of employment, you will be required to sign our Proprietary Information, Inventions and Competition Agreement and the Company’s Insider Trading Policy, acknowledging that you understand and agree to be bound by these agreements.  Copies of each accompany this letter.  You are also asked to acknowledge and agree that your employment by the Company will not violate any agreement which you may have with any third party.  Please acknowledge your understanding and agreement with the terms of your employment as set forth in this letter by signing below.

I look forward to a long and productive relationship with you.

Sincerely,

/s/ Daniel M. Junius
Daniel M. Junius
President and Chief Executive Officer

Acknowledged and Agreed to:

/s/ Charles Q. Morris	11/13/2012
Charles Q. Morris	Date:

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